UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

 INSIGNIA FINANCIAL GROUP, INC. (formerly known as Insignia/ESG Holdings, Inc.)
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   45767A 10 5
                                   -----------
                                 (CUSIP Number)

                                  March 4, 2003
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]                     Rule 13d-1(b)
                [ ]                     Rule 13d-1(c)
                [X]                     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                                Page 1 of 7 pages

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 2 of 7 Pages



1 Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                         APOLLO REAL ESTATE INVESTMENT FUND, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                       a. [ ]
                                       b. [X]

3    SEC Use Only

4    Citizenship or Place of Organization

                        Delaware

        Number of                  5          Sole Voting Power
          Shares                                       *
       Beneficially                6          Shared Voting Power
         Owned By                                      *
           Each                    7          Sole Dispositive Power
        Reporting                                      *
          Person                   8          Shared Dispositive Power
           With                                        *

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                          *

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                        [   ]

11   Percent of Class  Represented  By Amount in Row (9)

                        Less than 5%

12 Type of Reporting Person (See Instructions)

                        PN


* Number constitutes less than 5% of the total number of Shares outstanding.

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 3 of 7 Pages




1 Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

                         APOLLO REAL ESTATE ADVISORS, L.P.

2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                a. [ ]
                                b. [X]


3    SEC Use Only

4    Citizenship or Place of Organization

                                Delaware


            Number of                5          Sole Voting Power
              Shares
           Beneficially                                     *
             Owned By                6          Shared Voting Power
               Each                                         *
            Reporting                7          Sole Dispositive Power
              Person                                        *
               With                  8          Shared Dispositive Power
                                                            *

9    Aggregate Amount Beneficially Owned by Each Reporting Person
                            *

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [   ]

11   Percent of Class Represented By Amount in Row (9)

                           Less than 5%

12   Type of Reporting Person (See Instructions)

                           PN



* Number constitutes less than 5% of the total number of Shares outstanding.

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 4 of 7 Pages


Item 1(a)         Name of Issuer:

                  Insignia Financial Group, Inc. (formerly known as Insignia/ESG Holdings, Inc.) (the "Issuer").


Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  200 Park Avenue, New York, New York  10166.


Item 2(a)         Name of Person Filing:

                 This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    (i) Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("AREIF"), and

                    (ii) Apollo Real Estate  Advisors,  L.P., a Delaware limited partnership ("AREA").

                  AREA is the managing general partner of AREIF. Apollo Real Estate Management, Inc., a Delaware corporation ("AREMI"), is the general partner of AREA. Leon D. Black, John J. Hannan and William L. Mack are the directors and principal executive officers of AREMI. The Reporting Persons, AREMI, Messrs. Black, Hannan and Mack and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this statement shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for any purpose.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of AREIF's principal business office is c/o Apollo Real Estate Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.

                  The address of AREA's principal business office is Two Manhattanville Road, Purchase, New York 10577.

Item 2(c)         Citizenship:

                    (i)  AREIF is a Delaware limited partnership;  and

                    (ii) AREA is a Delaware limited partnership;

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares").


Item 2(e)         CUSIP Number:

                  45767A 10 5

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 5 of 7 Pages



Item 3.           If  this   statement   is  filed   pursuant   to  Sections
                  240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 4, 2003, each of the Reporting Persons may be deemed the beneficial owner of less than 5% of the outstanding Shares.


Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes less than 5% of the total number of Shares outstanding, based on the number of Shares outstanding as of October 31, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

Item 4(c) Number of shares as to which the person has:

AREIF
-----
(i) Sole power to vote or to direct the vote:                                  *

(ii) Shared power to vote or to direct the vote:                               *

(iii) Sole power to dispose or to direct the disposition of:                   *

(iv) Shared power to dispose or to direct the disposition of:                  *

AREA
----
(i) Sole power to vote or to direct the vote:                                  *

(ii) Shared power to vote or to direct the vote:                               *

(iii) Sole power to dispose or to direct the disposition of:                   *

(iv) Shared power to dispose or to direct the disposition of:                  *

* Number constitutes less than 5% of the total number of Shares outstanding.


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 6 of 7 Pages



Item 6.           Ownership  of More than Five  Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:


                  This Item 10 is not applicable.

                                  SCHEDULE 13G

CUSIP No. 45767A 10 5                                          Page 7 of 7 Pages



                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 13, 2003            APOLLO REAL ESTATE INVESTMENT FUND, L.P.

                                 By: Apollo Real Estate Advisors, L.P.,
                                     its General Partner

                                     By: Apollo Real Estate Management, Inc.,
                                         its General Partner

                                          By: /s/ Michael D. Weiner
                                              ----------------------
                                              Michael D. Weiner
                                              Vice President


Date:  March 13, 2003            APOLLO REAL ESTATE ADVISORS, L.P.

                                 By: Apollo Real Estate Management, Inc.,
                                     its General Partner

                                          By: /s/ Michael D. Weiner
                                              ----------------------
                                              Michael D. Weiner
                                              Vice President